LEADING BRANDS, INC.
(the “Company”)

Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 (Canada) Continuous Disclosure Obligations, the Company hereby advises of the results of the voting on the matters submitted to the Annual and Special General Meeting of shareholders of the Company held on Thursday, June 26, 2008. At the Meeting, the shareholders were asked to consider certain matters outlined in the Notice of Annual Meeting and Information Circular dated May 12, 2008.

The matters voted upon at the Meeting and the results of the voting were as follows:

		For	Against	Withheld	Not Voted
1.	Elect as Director, Douglas Carlson	9,258,510	N/A	3,631,986	0
2.	Appointment of BDO Dunwoody LLP as auditors of the Company and authorizing Directors to fix their remuneration	12,535,707	N/A	354,788	1
3.	Approve the right of the Directors to grant replacement stock options for existing stock options that will be expiring from time to time and authority to act in all other matters relating to stock options	2,351,988	964,326	N/A	9,574,182
4.	Grant proxyholder authority to vote at their discretion on other business	8,996,286	3,894,208	N/A	2

Dated this 27th day of June 2008

LEADING BRANDS, INC.

Per: “Marilyn Kerzner”
Director of Corporate Affairs